Exhibit 99.4

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE, dated as of May 20, 2021 (this “Second Supplemental Indenture”), by and among Trilogy International Partners LLC, a Washington limited liability company (the “Company”), Trilogy International Finance Inc., a Delaware corporation (the “Co-Issuer” and, together with the Company, the “Issuers”), the Guarantors listed on the signature pages hereto (the “Guarantors”) and Wells Fargo Bank, National Association, as trustee (in such capacity, the “Trustee”) and as collateral agent (in such capacity, the “Collateral Agent”).

W I T N E S S E T H

WHEREAS, the Issuers and Guarantors have heretofore executed and delivered to the Trustee an indenture, dated as of May 2, 2017 (as previously amended, supplemented and/or modified from time to time, the “Indenture”), providing for the issuance of the Issuers’ 8.875% Senior Secured Notes due 2022 (the “Notes”);

WHEREAS, $350,000,000 in aggregate principal amount of the Notes is currently outstanding;

WHEREAS, subject to certain exceptions, Section 8.02(a) of the Indenture provides, among other things, that the Issuers, the Guarantors and the Trustee may amend or supplement the Indenture with the consent of holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes);

WHEREAS, Section 8.02(b) of the Indenture provides, inter alia, that the Issuers, the Guarantors, the Trustee and the Collateral Agent may amend the Indenture, the Notes and the Security Documents to release all or substantially all of the Collateral from the Liens of the Security Documents with the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding;

WHEREAS, the Trilogy International South Pacific LLC and TISP Finance, Inc. have offered to exchange (the “Exchange Offer”) new 8.875% Senior Secured Notes due 2023 for the Notes and in connection therewith, the Issuers have solicited consents (the “Consent Solicitation”) from holders of the Notes to amend the Indenture;

WHEREAS, the Issuers have received, and have delivered to the Trustee evidence of, the consent of the holders of at least 75% in aggregate principal amount of the Notes outstanding as of the record date for the Consent Solicitation;

WHEREAS, the Issuers and the Guarantors have requested that the Trustee and the Collateral Agent execute and deliver this Second Supplemental Indenture, and in accordance with Sections 8.06, 11.04 and 11.05 of the Indenture, the Issuers will deliver to the Trustee concurrently with the execution and delivery of this Second Supplemental Indenture an Officer’s Certificate and an Opinion of Counsel relating to this Second Supplemental Indenture;

WHEREAS, this Second Supplemental Indenture shall be effective upon its execution and delivery by the parties hereto, but the provisions of Article I will only become operative (the “Operative Date”) upon the consummation of the Exchange Offer and the issuance of the consideration to the holders of the Notes pursuant to the terms of the Exchange Offer (the “Consideration”); and

WHEREAS, all requirements necessary to make this Second Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been met and performed, and the execution and delivery of this Second Supplemental Indenture has been duly authorized in all respects.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuers, the Guarantors, the Trustee and the Collateral Agent mutually covenant and agree for the benefit of each other and for the equal and ratable benefit of the holders of the Notes as follows:

ARTICLE I

AMENDMENTS TO INDENTURE AND NOTES

SECTION 1.1.        AMENDMENTS TO ARTICLES THREE, FOUR, FIVE, SIX AND TWELVE OF THE INDENTURE.

(a)            The Indenture is hereby amended by (i) deleting the following Sections of the Indenture and replacing such deleted Sections with “[Intentionally Omitted]”and (ii) deleting all references and definitions related solely to such Sections in their entirety:

•	Section 4.02 (Reports to Holders);

•	Section 4.06 (Limitation on Incurrence of Additional Indebtedness);

•	Section 4.07 (Limitation on Restricted Payments);

•	Section 4.08 (Limitation on Asset Sales);

•	Section 4.09 (Limitation on Transactions with Affiliates);

•	Section 4.10 (Limitation on Liens);

•	Section 4.11 (Additional Subsidiary Guarantees (solely as to Domestic Restricted Subsidiaries acquired or created after this Second Supplemental Indenture becomes operative));

•	Section 4.12 (Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries);

•	Section 4.14 (Limitation on Preferred Stock of Restricted Subsidiaries);

•	Section 4.16 (Maintenance of Properties; Insurance);

•	Section 4.18 (Existence) solely with respect to the Restricted Subsidiaries (other than the Co-Issuer);

•	Section 4.19 (Payments for Consents);

•	Section 4.20 (Change of Control Offer); and

•	Clause (3) of the second paragraph of Section 5.01 (Merger, Consolidation and Sale of Assets).

(b)            Section 6.01 of the Indenture is hereby amended such that the following clauses no longer apply and all references in the Indenture to the clauses that will cease to be applicable are deleted in their entirety: clauses (3), (4), (5), (6), (7), (9) and (10) of Section 6.01 (Events of Default).

(c)            Section 3.03 of the Indenture is hereby amended by replacing the first sentence thereof with the following:

“At least two (2) Business Days, and no more than 60 days, before a Redemption Date, the Issuers shall mail, or cause to be mailed, a notice of redemption by first-class mail to each Holder of Notes to be redeemed at his or her last address (or in the case of Notes held in book entry form, by electronic transmission) as the same appears on the registry books maintained by the Registrar pursuant to Section 2.04, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a satisfaction and discharge of this Indenture.”

(d)            The Indenture is hereby amended by (i) deleting the Sections in Article 12 (Collateral and Security) of the Indenture (other than Section 12.03) and replacing such deleted Sections with “[Intentionally Omitted]”, (ii) deleting all references and definitions related solely to such deleted Sections, and (iii) replacing Section 12.03 in its entirety with the following:

“Section 12.03. Release of Collateral.

(a)            All Liens granted under the Security Documents on Collateral securing the Obligations shall be and hereby are released, and each of the Trustee and the Collateral Agent is authorized and agrees to execute, deliver and acknowledge all such amendments to the Security Documents, and all such other authorizations, documents, agreements, certificates, deeds, instructions and instruments (including, without limitation, instructions from the Trustee to the Collateral Agent) and to take all such actions (and the Holders will be deemed to have consented to and authorized each of the Trustee and the Collateral Agent to execute, deliver and acknowledge any such documents, agreements, certificates, deeds, instructions and instruments and to take all such actions) as may be necessary or desirable to evidence, confirm and effect such release.

(b)            At the request of the Issuers, the Trustee shall (or shall cause the Collateral Agent to) execute, deliver and acknowledge all such amendments to the Security Documents, and all such other authorizations, documents, agreements, certificates, deeds, instructions and instruments and take all such action to evidence, confirm and effect the release of Collateral provided for in this Section 12.03.”

SECTION 1.2.        AMENDMENTS TO NOTES. The Notes are hereby amended to delete or amend, as applicable, all provisions inconsistent with the amendments to the Indenture effected by this Second Supplemental Indenture.

SECTION 1.3.        AMENDMENTS TO SECURITY DOCUMENTS. The Security Documents are hereby amended to delete or amend, as applicable, all provisions inconsistent with the amendments to the Indenture effected by this Second Supplemental Indenture.

ARTICLE II

MISCELLANEOUS PROVISIONS

SECTION 2.1.        CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

SECTION 2.2.        INDENTURE. Expect as expressly set forth herein, this Second Supplemental Indenture shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of, the Holders under the Indenture or the Notes and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Indenture or the Notes, all of which are ratified and affirmed in all respects and shall continue in full force and effect as to all of the Notes. Except as otherwise set forth herein, this Second Supplemental Indenture shall apply to and be effective only with respect to the provisions of the Indenture or the Notes specifically referred to herein. Each and every term, condition, obligation, covenant and agreement contained in the Indenture and the Notes is hereby ratified and re-affirmed in all respects and shall continue in full force and effect..

SECTION 2.3.        NO RECOURSE AGAINST OTHERS. No recourse for the payment of the principal of or premium, if any, or interest, on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Issuers or any Guarantor in the Indenture or in this Second Supplemental Indenture, or in any of the Notes, or because of the creation of any Indebtedness represented thereby, shall be had against any manager, member, partner, stockholder, officer, director or employee, as such, past, present or future, of the Issuers or any Guarantor or of any successor corporation or against the property or assets of any such manager, member, partner, stockholder, officer, employee or director, either directly or through the Issuers or any Guarantor, or any successor entity thereof, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Second Supplemental Indenture, the Indenture and the Notes are solely obligations of the Issuers and the Guarantors, and that no such personal liability whatever shall attach to, or is or shall be incurred by, any manager, member, partner, stockholder, officer, employee or director, as such, past, present or future, of the Issuers or any Guarantor, or any successor entity thereof, because of the creation of the indebtedness thereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Second Supplemental Indenture, the Indenture or the Notes or implied therefrom.

SECTION 2.4.        NEW YORK LAW TO GOVERN. THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, BUT WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICT OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE THEREBY REQUIRED.

SECTION 2.5.        CONSENT TO JURISDICTION. THE TRUSTEE, THE ISSUERS, THE GUARANTORS AND THE HOLDERS AGREE TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SECOND SUPPLEMENTAL INDENTURE.

SECTION 2.6.        WAIVER OF JURY TRIAL. EACH OF THE ISSUERS, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SECOND SUPPLEMENTAL INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 2.7.        COUNTERPARTS. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed signature page to this Second Supplemental Indenture or to any document delivered in connection with this Second Supplemental Indenture by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Second Supplemental Indenture or to any document delivered in connection with this Second Supplemental Indenture, as the case may be. This Supplemental Indenture or to any document delivered in connection with this Second Supplemental Indenture shall be valid, binding, and enforceable against a party only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the Uniform Commercial Code (collectively, “Signature Law”); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. For avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings

SECTION 2.8.        EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 2.9.        SUCCESSORS. All agreements of the Issuers, the Guarantors, the Trustee and the Collateral Agent in this Second Supplemental Indenture shall bind their respective successors.

SECTION 2.10.      THE TRUSTEE AND THE COLLATERAL AGENT. Each of the Trustee and the Collateral Agent accepts the amendments of the Indenture effected by this Second Supplemental Indenture and agrees to perform its duties under the Indenture as hereby amended, but on the terms and conditions set forth in the Indenture, including the terms and provisions defining the rights and limiting the liabilities and responsibilities of the Trustee and the Collateral Agent, which terms and provisions shall in like manner define its rights and limit its liabilities and responsibilities in the performance of its duties under the Indenture as hereby amended. All of the provisions contained in the Indenture in respect of the rights, privileges, immunities, powers, and duties of the Trustee and the Collateral Agent shall be applicable in respect of this Second Supplemental Indenture as fully and with like force and effect as though fully set forth in full herein. Each of the Trustee and the Collateral Agent makes no representation as to and shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture, the Exchange Offer, the consents of the holders of the Notes, any document used in connection with the solicitation of consents or the Exchange Offer, or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuers and the Guarantors, and each of the Trustee and the Collateral Agent assumes no responsibility for the same.

SECTION 2.11.      SEVERABILITY. In case any provision in this Second Supplemental Indenture is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 2.12.      EFFECTIVENESS. The provisions of this Second Supplemental Indenture shall be effective upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the amendments set forth in Article I of this Second Supplemental Indenture shall become operative only upon the Operative Date. The Issuers shall notify the Trustee promptly after the Exchange Offer is consummated or after the Issuers shall determine that the Exchange Offer will not be consummated.

[SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed and delivered, all as of the date first above written.

Dated: May 20, 2021

Trilogy International Partners LLC., as Issuer

By:	/s/ Scott Morris
Name: Scott Morris
Title: Senior Vice President, General Counsel and Secretary

Trilogy International Finance Inc., as Issuer

By:	/s/ Scott Morris
Name: Scott Morris
Title: Senior Vice President, General Counsel and Secretary

TRILOGY INTERNATIONAL SOUTH PACIFIC HOLDINGS LLC, as Guarantor

By:	/s/ Scott Morris
Name: Scott Morris
Title: Senior Vice President, General Counsel and Secretary

TRILOGY INTERNATIONAL LATIN AMERICA I LLC, as Guarantor

By:	/s/ Scott Morris
Name: Scott Morris
Title: Senior Vice President, General Counsel and Secretary

TRILOGY INTERNATIONAL LATIN AMERICA II LLC, as Guarantor

By:	/s/ Scott Morris
Name: Scott Morris
Title: Senior Vice President, General Counsel and Secretary

[Signature Page to Second Supplemental Indenture]

TRILOGY INTERNATIONAL PARTNERS II LLC, as Guarantor

By:	/s/ Scott Morris
Name: Scott Morris
Title: Senior Vice President, General Counsel and Secretary

TRILOGY INTERNATIONAL ENTERPRISES, LLC, as Guarantor

By:	/s/ Scott Morris
Name: Scott Morris
Title: Senior Vice President, General Counsel and Secretary

TRILOGY INTERNATIONAL MARKETING LLC, as Guarantor

By:	/s/ Scott Morris
Name: Scott Morris
Title: Senior Vice President, General Counsel and Secretary

[Signature Page to Second Supplemental Indenture]

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee and as Collateral Agent

By:	/s/ Maddy Hughes
Name: Maddy Hughes
Title: Vice President

[Signature Page to Second Supplemental Indenture]